UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55086/January 11, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12499

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In the Matter of   :
                                                      :
ANTARES RESOURCES CORP.,   :
EAST COAST BEVERAGE CORP. (n/k/a   :   ORDER MAKING FINDINGS
    NORTH AMERICAN FOOD &   :   AND REVOKING REGISTRATIONS
    BEVERAGE, INC.),   :   BY DEFAULT AS TO HATCO HOLDINGS
HATCO HOLDINGS, LTD., and   :   LTD. AND V FORMATION, INC.
V FORMATION, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on December 6, 2006, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). A hearing is currently scheduled to take place on January 17, 2007.
All Respondents have been served with the OIP as of December 9, 2006, pursuant to Rule
141(a)(2)(ii) of the Commission's Rules of Practice. Respondents' Answers were due ten days
after service. 17 C.F.R. § 201.220(b); OIP at 3. To date, only East Coast Beverage Corp. (n/k/a
North American Food & Beverage, Inc.) has filed its Answer.[1]

        Hatco Holdings Ltd. (Hatco) and V Formation, Inc. (V Formation), are in default for
failing to file an Answer within the time provided, or otherwise defend the proceeding. 17 C.F.R
§§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of
Practice, I find the following allegations in the OIP to be true, as to Hatco and V Formation.

        Hatco (CIK No. 1127879) is a dissolved Oregon corporation located in Ellicott City,
Maryland, with a class of equity securities registered with the Commission pursuant to Section
12(g) of the Exchange Act. Hatco is delinquent in its periodic filings with the Commission,
having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30,
2001, which reported a net loss of $3,174 for the prior six months.

        V Formation (CIK No. 1083277) is a New Jersey corporation located in Iselin, New
Jersey, with a class of equity securities registered with the Commission pursuant to Section 12(g)

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[1] On January 10, 2007, Antares Resources Corp. consented to an order revoking each class of its
registered securities, pursuant to Section 12(j) of the Exchange Act. Antares Resources Corp.,
Exchange Act Release No. 55075.

of the Exchange Act. V Formation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $5,887,864 for the prior nine months.

Hatco and V Formation are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q and 10-QSB). As a result, Hatco and V Formation failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Hatco and V Formation.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Hatco Holdings Ltd. and V Formation, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge